BAKER & MCKENZIE
東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

04036767

File No. 82-5227

August 26, 2004

SEC MAIL PROCESSING
RECEIVED
SEP 07 2004
WASH. DC 155 SECTION

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

SUPPL

Re: SAMMY CORPORATION
Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Necessary Action for Sammy Corporation Convertible Bonds due 2009 in Connection with the Business Combination with SEGA CORPORATION (dated August 6, 2004)

Yours truly,

Fusako Otsuka

FO/ah
Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

9/9

August 6, 2004

To whom it may concern,

Name of Company: Sammy Corporation
Name of Representative: Kenkichi Yoshida
President and
Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Koichi Fukazawa
Executive Officer and
General Manager,
President Office
(TEL:03-5950-3790)

Necessary Actions for Sammy Corporation Convertible Bonds due 2009 in Connection with the Business Combination with SEGA CORPORATION

Sammy Corporation ("Sammy"), in connection with the business combination with SEGA CORPORATION, will convene the Meeting of Bondholders to approve certain amendments the Terms and Conditions of Sammy Corporation Convertible Bonds due 2009 (the "Sammy CB") and the related Trust Deed. The proposed amendments are necessary to facilitate the implementation of the scheme announced on 29 June 2004, pursuant to which the Sammy CB holders will be able to exchange their Sammy CB for convertible bonds to be issued by SEGA SAMMY HOLDINGS INC. (the "Holdings CB") in October of this year.

Summary information regarding the Meeting of Bondholders is set forth below:

1	Date of the notice of the bondholders meeting to be sent to the bondholders:	10 August 2004
2	Date of the bondholders meeting:	1 September 2004 (London time)
3	Place of the bondholders meeting:	London, the United Kingdom

4	Purpose of the bondholders meeting:	Amendment and modification of the Terms and Conditions of Sammy CB and relevant provisions of the Trust Deed in connection with the following matters: Suspension of exercising the conversion rights for a certain period from the date prior to the effective date of the share-for-share exchange for creation of SEGA SAMMY HOLDINGS INC. until the completion of the issuance procedure of the Holdings CB (From 27 September 2004 to 31 October 2004) Shortening the period of early redemption notice to the bondholders and the Trustee in the event that such bondholders do not accept the offer of exchanging their Sammy CB with the Holdings CB Waiver of the covenant of the Trust Deed to maintain listing of the shares of Sammy due to the delisting of the shares of Sammy which is expected to be on 27 September 2004
5	Other :	President and Representative Director of Sammy is authorised to determine all the other necessary procedures for convocation of the above bondholders meeting

Contact:

Mitsubishi Securities International plc

Equity Capital Markets

Tel 44-(0)20-7577-2212, 2207